# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Savers Value Village, Inc., CIK 0001883313
CUSIP: 80517M109
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 11400 S.E. 6th Street, Suite 125, Bellevue, Washington (WA), 98004
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-019940
Filed by CIK 0001259313

## Reporting persons
- ASSF IV AIV B Holdings III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,693,796; sole dispositive power 0; shared dispositive power 8,693,796; aggregate amount beneficially owned 8,693,796 (5.6% of the class)
- ASSF IV AIV B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,945,865; sole dispositive power 0; shared dispositive power 7,945,865; aggregate amount beneficially owned 7,945,865 (5.1% of the class)
- ASSF Operating Manager IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,829,416; sole dispositive power 0; shared dispositive power 18,829,416; aggregate amount beneficially owned 18,829,416 (12.1% of the class)
- ASOF Holdings I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,609,674; sole dispositive power 0; shared dispositive power 32,609,674; aggregate amount beneficially owned 32,609,674 (21% of the class)
- ASOF Investment Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,609,674; sole dispositive power 0; shared dispositive power 32,609,674; aggregate amount beneficially owned 32,609,674 (21% of the class)
  Comment: Limited Liability Company
- Ares Corporate Opportunities Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 66,010,098; sole dispositive power 0; shared dispositive power 66,010,098; aggregate amount beneficially owned 66,010,098 (42.4% of the class)
- ACOF Investment Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 66,010,098; sole dispositive power 0; shared dispositive power 66,010,098; aggregate amount beneficially owned 66,010,098 (42.4% of the class)
  Comment: Limited Liability Company
- Ares Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,449,188; sole dispositive power 0; shared dispositive power 117,449,188; aggregate amount beneficially owned 117,449,188 (75.5% of the class)
  Comment: Limited Liability Company
- Ares Management Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,449,188; sole dispositive power 0; shared dispositive power 117,449,188; aggregate amount beneficially owned 117,449,188 (75.5% of the class)
- Ares Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,449,188; sole dispositive power 0; shared dispositive power 117,449,188; aggregate amount beneficially owned 117,449,188 (75.5% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,449,188; sole dispositive power 0; shared dispositive power 117,449,188; aggregate amount beneficially owned 117,449,188 (75.5% of the class)
- Ares Voting LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,449,188; sole dispositive power 0; shared dispositive power 117,449,188; aggregate amount beneficially owned 117,449,188 (75.5% of the class)
  Comment: Limited Liability Company
- Ares Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,449,188; sole dispositive power 0; shared dispositive power 117,449,188; aggregate amount beneficially owned 117,449,188 (75.5% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 117,449,188; sole dispositive power 0; shared dispositive power 117,449,188; aggregate amount beneficially owned 117,449,188 (75.5% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Savers Value Village, Inc.
Address of issuer's principal executive offices: 11400 S.E. 6th Street, Suite 125, Bellevue, WA, 98004

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons" or the "Ares Entities." This statement is filed on behalf of:

ASSF IV AIV B Holdings III, L.P. ("ASSF IV AIV Holdings")
ASSF IV AIV B, L.P. ("ASSF IV AIV")
ASSF Operating Manager IV, L.P.
ASOF Holdings I, L.P. ("ASOF Holdings I")
ASOF Investment Management LLC
Ares Corporate Opportunities Fund V, L.P. ("ACOF V")
ACOF Investment Management LLC
Ares Management LLC
Ares Management Holdings L.P.
Ares Holdco LLC
Ares Management Corporation ("Ares Management")
Ares Voting LLC
Ares Management GP LLC
Ares Partners Holdco LLC ("Ares Partners")
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, CA 90067.
Citizenship: The Reporting Persons are each organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of the shares of Common Stock as of June 30, 2025, based upon 155,555,984 shares of Common Stock outstanding as of July 28, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025.

Includes 8,693,796 shares held by ASSF IV AIV Holdings, 7,945,865 shares held by ASSF IV AIV, 32,609,674 shares held by ASOF Holdings I and 66,010,098 shares held by ACOF V. Also includes 2,189,755 shares held by an account managed by ASSF Operating Manager IV, L.P. with respect to which the Ares Entities may be deemed to have shared voting or dispositive power.

Ares Partners is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met.

Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is: (i) the sole member of ACOF Investment Management LLC, which is the manager of ACOF V; (ii) the general partner of ASSF Operating Manager IV, L.P., which is the manager of each of ASSF IV AIV Holdings and ASSF IV AIV; and (iii) the sole member of ASOF Investment Management LLC, which is the manager of ASOF Holdings I.

Each of the Ares Entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Mr. Ressler generally has veto authority over Board Members' decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- ASSF IV AIV B Holdings III, L.P.: By: ASSF Operating Manager IV, L.P., its manager, /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- ASSF IV AIV B, L.P.: By: ASSF Operating Manager IV, L.P., its manager, /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- ASSF Operating Manager IV, L.P.: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- ASOF Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- ASOF Investment Management LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Corporate Opportunities Fund V, L.P.: By: ACOF Investment Management LLC, its manager, /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- ACOF Investment Management LLC: /s/ Evan Hoole, Evan Hoole, Authorized Signatory (08/13/2025)
- Ares Management LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Management Holdings L.P.: By: Ares Holdco LLC, its general partner, /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Management GP LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (08/13/2025)